SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 8, 2008

UBS AG
(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of an Opinion of Cadwalader, Wickersham & Taft, LLP, special U.S. tax counsel to UBS AG and a Consent of Cadwalader, Wickersham & Taft, LLP, special U.S. tax counsel to UBS AG, both of which appear as exhibits hereto and are incorporated into this Form 6-K as if set forth in full herein. The Opinion and Consent of Cadwalader, Wickersham & Taft, LLP are filed herewith as exhibits to the Registration Statement of UBS AG on Form F-3 filed on March 27, 2006 (File No. 333-132747).

EXHIBIT INDEX

Exhibit Index

Opinion of Cadwalader, Wickersham & Taft, LLP, special tax counsel to UBS AG

Consent of Cadwalader, Wickersham & Taft, LLP, special tax counsel to UBS AG

INCORPORATION BY REFERENCE

     This report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on Form F-3 (Registration Number: 333-132747) of UBS AG and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ David Kelly
	Name:	David Kelly
	Title:	Managing Director

By:	/s/ Gordon S. Kiesling
	Name:	Gordon S. Kiesling
	Title:	Executive Director

Date: April 8, 2008

Opinion of Cadwalader, Wickersham & Taft, LLP

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT, LLP]

April 8, 2008

UBS AG
Bahnhofstrasse 45
Zurich, Switzerland

UBS AG
Aeschenvorstadt 1
Basel, Switzerland

Ladies and Gentlemen:

As special tax counsel to UBS AG (the “Company”) in connection with the registration of an unspecified aggregate initial offering price or number of the debt securities to be issued (on a delayed and continuous basis) by the Company, pursuant to the base prospectus dated March 27, 2006 (“Base Prospectus”), prospectus supplements (“Prospectus Supplement”), free writing prospectuses (“FWP”) and pricing supplements (“Pricing Supplement” and together with the Base Prospectus, Prospectus Supplement and FWP, the “Prospectus”) that forms a part of the registration statement on Form F-3 (Registration No. 333-132747) of the Company filed with the Securities and Exchange Commission on March 27, 2006 (the “Registration Statement”) to which this opinion is filed as an exhibit, we hereby confirm to you that the discussions that refer to our name set forth under the headings “U.S. Tax Considerations” and “Supplemental U.S. Tax Considerations” contained in the Prospectus in the Registration Statement is our opinion, subject to the limitations set forth therein.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to each reference to us under the headings “U.S. Tax Considerations” and “Supplemental U.S. Tax Considerations” in the Prospectus in the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft, LLP

Consent of Cadwalader, Wickersham & Taft, LLP

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT, LLP]

April 8, 2008

UBS AG
Bahnhofstrasse 45
Zurich, Switzerland

UBS AG
Aeschenvorstadt 1
Basel, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to UBS AG (the “Company”), in connection with the preparation and filing of certain prospectus supplements, free writing prospectuses and pricing supplements for the purpose of registering under the Securities Act of 1933, as amended (the “Securities Act”), the issuance from time to time of the Company's debt securities (the “Notes”).

The Prospectus, dated March 27, 2006 (the “Base Prospectus”), prospectus supplements (“Prospectus Supplement”), free writing prospectuses (“FWP”) and pricing supplements (“Pricing Supplement” and together with the Base Prospectus, Prospectus Supplement and FWP, the “Prospectus”) are included in the Registration Statement on Form F-3 (Registration No. 333-132747) filed with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act.

We hereby consent to the reference to our name under the captions “U.S. Tax Considerations” and “Supplemental U.S. Tax Considerations” in the Prospectus relating to the Notes, insofar as this summary relates to United States federal income tax matters, and subject to the conditions and limitations set forth therein.

In giving such consent, we do not admit that we are "experts" within the meaning of the Securities Act or the rules and regulations of the Commission issued thereunder with respect to any part of the Registration Statement.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft, LLP